Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Build-A-Bear Workshop,Inc.:
We consent to incorporation by reference in the registration statements (No. 333-120012) on Form S-8 of Build-A-Bear Workshop, Inc. of our reports dated March 15, 2006, with respect to the consolidated balance sheets of Build-A-Bear Workshop, Inc. and subsidiaries as of December 31, 2005, and January 1, 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of Build-A-Bear Workshop, Inc.
/s/ KPMG LLP

St. Louis, Missouri
March 15, 2006